                                                                  EXHIBIT (B)(1)

June 24, 1997

Mr. Glenn A. Eisenberg
Senior Vice President and Chief Financial Officer
United Dominion Industries
2300 One First Union Center
301 South College Street
Charlotte, NC 28202-6039

Dear Glenn:

     I am glad that we finally made it on Friday to meet with you and the rest of the UDI team to review the proposed acquisitions of "Apple" and "Orange". Following our discussions on Friday and this morning, we are pleased to submit Royal Bank's firm offer to arrange a US$650 million five year revolving credit facility and a US$150 million 364 day revolving credit facility. It is our understanding that these facilities will be used to demonstrate UDI's ability to finance a controlling interest in the shares of both "Apple" and "Orange".

     The Royal Bank of Canada has fully underwritten both facilities, subject only to satisfactory documentation which we expect would essentially mirror the terms and conditions attached as well as those contained in your June 20, 1996 revolving credit facility (as amended). Pricing on the various facilities has been significantly reduced however in order to bring the transaction in line with current market conditions.

     As was briefly discussed with you, we believe that the new facilities can be syndicated to your existing bank group plus a select group of new lenders if necessary to hedge the possibility that either some lenders are unable to commit either at a higher level or due to potential conflicts. In any event, we feel comfortable that the facility will be comfortably subscribed.

     The fees that we propose to charge UDI in connection with the transaction are contained in the attached fee letter. If you are in agreement with these terms and conditions, please sign and return one copy of the summary term sheet and fee letter. The second copies are for your records.

     Thank you for your continued confidence in RBC and I very much look forward to working with you and Tom on this and other deals over the next few years. Please let me know should you have any questions or concerns.

                                          Sincerely,

                                                 /s/ JOHN M. CRAWFORD
                                          --------------------------------------
                                          Senior Manager

                         SUMMARY OF TERMS & CONDITIONS
                                      FOR
                           UNITED DOMINION INDUSTRIES

BORROWERS:                   United Dominion Industries Limited., a Canadian
                             corporation and/or United Dominion Industries,
                             Inc., a Delaware corporation.

GUARANTOR-OBLIGOR:           The obligations of each of the two Borrowers are
                             guaranteed by the other as well as by United
                             Dominion Holdings, Inc.

AGENT & ARRANGER:            Royal Bank of Canada ("RBC").

FACILITY & AMOUNT:           Syndicated Loan Facility and a Bridge Facility,
                             collectively the "Credit Facilities", up to an aggregate of US $800 million.

                             Syndicated Loan Facility

                             Tranche 1: US$650 million, five year Revolving Credit Facility

                             The Syndicated Loan Facility will be provided by the Agent and a syndicate of Banks for the purpose of acquiring "Apple" and "Orange", refinancing certain existing "Apple" and "Orange" debt including US$155mm of Senior Subordinated Debt and all outstandings under UDI's existing US$300 million Revolving Credit Facility dated June 20, 1996, as amended, and for general corporate purposes.

                             Bridge Facility

                             Tranche 2: US$150 million, 364 day Revolving Credit Facility, provided by Royal Bank of Canada and a select group of UDI lenders for general corporate purposes.

AGENT'S INITIAL COMMITMENT:  US$800 million.

BANKS: Syndicate of banks acceptable to the Borrowers and the Agent.

CURRENCY AVAILABILITY:       The Borrower will have the option to obtain funding
                             in all freely available currencies, including, but not limited to, US Dollars and Deutschemarks.
                             Deutschemark loans shall not exceed the equivalent of US$60 million.

BORROWING OPTIONS:           At the Borrowers' option:

                             (i) Eurodollar Loans for 1, 2, 3, 6, 9 or 12 months,

                             (ii) Euro-Deutschemarks 1, 2, 3, 6, 9 or 12 months, and

                             (iii) Base Rate Loans (higher of Prime or Fed Funds plus 0.50%).

                             Each Bank will participate according to its pro-rata share of allocated commitments of the Syndicate Loan Facility.

APPLICABLE MARGIN:           Refer to Exhibit I.

FACILITY FEE:                Payable quarterly in arrears in accordance with
                             Exhibit I.

UTILIZATION FEE:             Payable quarterly in arrears on daily average
                             outstandings, during the preceding three month period, if the average outstandings are greater than 50% of the Commitments in Level III only, in accordance with Exhibit I.

INTEREST PAYMENT DATE:       Eurodollar/Euro-deutschemark Loans:  interest is
                             payable at the end of each Interest Period and, if any Interest Period is longer than three months, every three months (360 day basis).

                             Base Rate Loans: interest is payable at the last day of each calendar month (365/366 day basis).

COMPETITIVE BID OPTION:      As per existing Credit Agreement dated June 20,
                             1996 as amended.

CONVERSION OPTION:           At the Borrowers' option, any type of loan may be
                             converted to another type of loan with at least three business days notice (or four days in the case of Deutschemarks) prior to the requested conversion date.

LETTER OF CREDIT OPTION:     Up to $75 million availability under the facility
                             for issuance of Standby Letters of Credit. Letters of Credit shall have an initial maturity of no more than two years or the Termination Date, whichever comes first. Issuing Bank shall be the Agent (or other such Bank as may be agreed from time to time by the Agent and the Borrowers). Upon issuance, Letter of Credit obligations shall be shared pro-rata by the Banks.

LETTER OF CREDIT FEE:        As per existing Credit Agreement, as amended by
                             Exhibit I.

LETTER OF CREDIT ISSUING
FEE: The Agent agrees to act as Issuing Bank for a fee of 0.10% per annum, payable quarterly in arrears on the aggregate daily amount available for drawing under such Letters of Credit.

DOCUMENTATION:               Documentation will consist of an agreement, based
                             upon the Credit Agreement and Guaranty dated as of June 20, 1996, as amended. Subject to negotiation between the Agent and the Borrowers, and subject to the approval of the Banks, the agreement will contain cross-guarantees, representations and warranties, conditions precedent, affirmative and negative covenants including limitations on liens, mergers and asset sales, events of default including cross-default, yield protection and other clauses customary to this type of facility.

CONDITIONS PRECEDENT:        The following are conditions to the Effectiveness
                             of the Credit Facilities:

                             1. The Board of Directors of both Apple and Orange
                                have each approved the proposed acquisition;

                             2. The Board of Directors of UDI have approved both
                                proposed acquisitions.

                             3. Execution and delivery of satisfactory credit
                                agreement and other related documentation embodying the structure, terms and conditions contained herein.

                             4. Receipt of closing certificates, opinions of
                                counsel, and related documentation customary for the type of transaction proposed.

                             The following are conditions to the initial borrowing:

                             1. In the case of "Apple" only , the Borrower has
                                received sufficient acceptances of its tender offer with respect to shares of "Apple" to constitute legal control of the company.

                             2. In the case of "Orange" only, the Borrower has
                                received sufficient acceptances of its tender offer with respect to shares of "Orange" to constitute legal control of the company.

                             3. Repayment and cancellation of UDI's existing
                                US$300 million Revolving Credit Facility.

                             4. Receipt by the Agent of all fees and
                                reimbursable expenses payable to the Lenders when due.

                             5. No material change in the financial condition of
                                the Borrowers.

                             6. Receipt by the Agent of those certain fees and
                                expenses as detailed in the Fee Letter addressed to the Borrowers, of even date.

                             The following are conditions of each borrowing (including the initial borrowing):

                             1. No event of default or condition with which, the
                                giving of notice or the passage of time (or both) would constitute an event of default shall have occurred and be continuing;

                             2. Representations and warranties, as stated in
                                Article V of the Existing Credit Agreement and incorporated herein by reference, are true and correct in all material respects as of the date of such borrowing.

FINANCIAL COVENANTS:         The Credit Agreement will include, inter alia, the
                             following covenants:

                             (i) Fixed Charge Coverage Ratio shall not be less
                                 than 2.5:1 at any time.

                             (ii) Consolidated Funded Debt shall not exceed 55%
                                  of Consolidated Total Capitalization.

ASSIGNMENTS/PARTICIPATIONS:  With consent of the Borrower (which shall not be unreasonably withheld), Banks are permitted to sell assignments or participations. Assignments shall be in minimum amounts of $10 million; however if the seller is not reducing commitments to zero said commitment may not be reduced below $10 million. Consent is not required for assignments to Federal Reserve Banks.

EXPENSES:                    Borrower agrees to pay all reasonable out-of-pocket
                             expenses of the Agent, including fees and disbursements of legal counsel, related to this transaction.

REQUIRED BANKS:              67% of total commitments.

GOVERNING LAW:               State of New York.

AGENT'S COUNSEL:             Simpson Thacher & Bartlett

CLEAR MARKET:                This offer is subject to there being no commercial
                             market borrowing or other transaction of a similar nature for UDI or its consolidated subsidiaries being syndicated among two or more financial institutions from the date of acceptance of this Summary until the execution of the Credit
                             Agreement.

CHANGE IN CIRCUMSTANCES:     In the instance of a material adverse change in the
                             financial markets or the financial condition of the Borrowers, this offer is subject to

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

                             RBC's ability, in its sole discretion, to reprice and restructure the Facility in accordance with the then market conditions.

ACCEPTANCE:                  This offer will remain open for acceptance until
                             the close of business on June 25, 1997, at which time it will be deemed to have expired unless accepted by UDI or otherwise extended by the Agent at its sole discretion.

This Summary of Terms and Conditions ("Summary") is for convenience of reference only and shall not be considered to be exhaustive as to the final terms and conditions which govern the financing. In the event of a conflict between the provisions of this Summary and the Credit Agreement, the latter shall govern.

                                          ROYAL BANK OF CANADA

                                                  /s/ JOHN CRAWFORD
                                          --------------------------------------
                                                    By: John Crawford
                                                  Title: Senior Manager

     We acknowledge and accept the terms and conditions outlined in this Summary this 25th day of June, 1997.

                           UNITED DOMINION INDUSTRIES

/s/ Glenn Eisenberg                      /s/ Thomas J. Snyder
---------------------------------        ------------------------------------
By: Glenn Eisenberg                      By: Thomas J. Snyder
Title: Senior Vice President and         Title: Vice President and Treasurer
       Chief Financial Officer

                                                                       EXHIBIT I

                           UNITED DOMINION INDUSTRIES

                    PRICING FOR THE 364 DAY BRIDGE FACILITY

                                                  LEVEL I       LEVEL II       LEVEL III
                                                  -------       --------       ---------
                                                       (ALL AMOUNTS IN BASIS POINTS)
Consolidated Funded Debt to Capitalization        <40% or      $40% & #50%      <50% or
  Ratio........................................   A- or A3   or BBB or Baa2   BBB- or Baa3

Facility Fee...................................     6.00          8.00           10.00

Applicable Margin..............................    19.00          27.00          35.00

Undrawn Cost...................................     6.00          8.00           10.00
(Facility Fee only):

Drawn Cost.....................................    25.00          35.00          45.00

               PRICING GRID FOR: 5 YEAR REVOLVING CREDIT FACILITY

                                                  LEVEL I       LEVEL II       LEVEL III
                                                  -------       --------       ---------
                                                       (ALL AMOUNTS IN BASIS POINTS)
Consolidated Funded Debt to Capitalization        <40% or      $40% & #50%      <50% or
  Ratio........................................   A- or A3   or BBB or Baa2   BBB- or Baa3

Facility Fee...................................     8.00          10.00          12.50

Applicable Margin..............................    17.00          25.00          32.50

Undrawn Cost...................................     8.00          10.00          12.50
(Facility Fee only):

Drawn Cost.....................................    25.00          35.00          45.00

Note (1): In LEVEL III only, at all times when utilization of the Syndicated
          Loan Facilities is greater than 50% and the Borrower is not rated by either S&P (at BBB- or better) or Moody's (at Baa3 or better), an additional 5.0 basis points will be added to the Drawn cost, resulting in an adjusted Drawn cost of 50 basis points per annum.